United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	1
Signature Page	58

XVIII Analyst & Investor Tour The consolidation of Vale’s differentiation strategy Peter Poppinga September 6th, 2018

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Brazilian Comissão de Valores Mobiliários (CVM), MarchésFinanciers(AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

3 “Flight to quality” is the new normal with alumina, silica and phosphorous driving market prices on top of Fe content Premiums and discounts Silica, Alumina and Phosphorous discounts US$/t US$/t MB 62% IOCJ Fe Low Alumina MB Silica (3.5-9.0%) LHS¹ MB Alumina (1.0-3.5%) LHS¹ MB Phos (0.04-0.13%) RHS¹ Lump premium (62%Fe basis) MB 58% Fe LAPS MB 58% Fe 30.0 8.0 1.4 7.0 1.2 20.0 6.0 10.0 1.0 5.0 0.8 0.0 4.0 -10.0 0.6 3.0 0.4 -20.0 2.0 -30.0 0.2 1.0 0.0 0.0 -40.0 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 1 LHS stands f or Lef t Hand Side axis and RHS stands f or Right Hand Side axis Source: Platts and Metal Bulletin FMG SSF

4 After investing in its competitive advantages,Vale is well positioned to benefitfrom twomutually reinforcingmacro trends De m and: Supply Side Reform Relative gap % Capacity closures for environmental and competitiveness reasons IOCJ / MB58 IOCJ / IO DEX62 160% - - Higher steel prices/margins Higher need for productivity to achieve higher steel capacity utilization Higher need for higher grade fines and pellets 120% 80% 40% - 0% Jan-16 Jun-16 Nov-16 Apr-1 7 Sep-17 Feb-18 Jul-18 Supply: Worldwide depletion of iron ore Alumina and phosphorous contents are increasing progressively Iron ore inventories¹ in China Mt 120.0 Australia Brazil - China: domestic concentrates volume depletion (lower alumina and phosphorous out) Australia: stable volume but quality depletion (higher alumina and phosphorous in) 80.0 40.0 - 0.0 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 1 Data f rom 45 main Chinese ports In a nutshell, the market needs richer ores but, on average, is getting the same Fe with higher contaminants thus, higher Fe and low-contaminant products are progressively increasing in value 66Mt 25Mt

5 Higher steel demand and supply restrictions led to higher steel prices, to higher need for productivity, thus higher quality ores Historical rebar prices in China US$/t Yearly average prices Steel industry capacity utilization in China % Actual Forecast 95% 387 578 619 90% 800 85% 600 80% 75% 400 70% 65% 200 60% 0 2016 2017 2018 Source: NBS, CRU

6 Investment in mining has decreased and mine depletion rate is now poised to go up FAI1 in ferrous mining industry in China RMB billion Iron ore CAPEX by major Australian players US$ billion 20 200 15 150 10 100 5 50 0 0 2010 2011 2012 2013 2014 2015 2016 2017 2010 2011 2012 2013 2014 2015 2016 2017 2018A 1 FAI = Fixed Asset Investments ² Equivalent to 62% Fe content Source: NBS, Miner’s reports and Vale 120 Mt of Australian ore need replacement in the short term and another 130 Mt until 2030 ~200 Mt of Chinese domestic concentrate² exited the market over the last five years

7 IO anchor prices aredefinednot only by costs but alsoby discounts on low grade ores in scenarios of high productivity requirements 2024, Iron Cost (cash cost + sustaining) CFR China, 62% Fe normalized Premiums/discounts Low grade High/Medium grade Seaborne volume ex-pellets, including chinese domestic supply (Mt) CFR China cash costs and sustaing (US$/dmt)

8

Vale optimized its portfolio and quality to benefit from new market dynamics and consolidated its differentiation strategy

Sales composition
%


Premium products[1]
Other products[2]
53%
47%
66%
34%
73%
27%
82%
18%
2015
2016
2017
2018E

Portfolio optimization

- IOCJ: market positioning and commercial initiatives concluded
- BRBF: market positioning ongoing
- SFLA: niche product launched
- Pellets: volumes increased through resumption of idle capacity

[1] Premium products: pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA)
[2] Other products: standard sinter feed (out of Tubarão, Sepetiba or Guaiba ports), lump and high silica

9 Vale’s Brazilian a strong brand BRBF specification1 Blend Fines (BRBF) has established itself as BRBF vs. Pilbara vs. Reference price US$/t BRBF PBF Reference price 62% Fe 76 .0 74 .0 72 .0 70 .0 68 .0 66 .0 64 .0 62 .0 60 .0 Apr-18 May-18 Jun-18 Jul-18 Jul-18 Aug-18 ¹ Average specs of next years (w et basis) Source: Mysteel BRBF: a new low-alumina 62% Fe content reference being sold in more than 10 countries in Asia and representing the basis of the new MB 62% Fe Low Alumina index • Fe content: 62% • Silica: 5.0% • Alumina: 1.5% • Phosphorus: 0.07%

10 Sinter Feed Low Alumina (SFLA) is another premium product which was tailored to specific clients’ needs in Asia minor changes in fines from discussions to first August of 12 Mt 2Q18 of US$ 11.5-¹ Using f ines f rom the Southeastern System ² Average specs of next years (w et basis) No investments, only processes, no complexity • Lead time of 1 month sale • Volume sold up to • Average premium in 12.0/t SFLA production1SFLA specification2 Low Al%• Fe content: 64.5% Blending at Tubarão Port • Silica: 5.0% SFLA • Alumina: 0.7% High grade fines%• Phosphorus: 0.045%

11 Initiatives to maximize value from Vale’s unique position the market were delivered, with yet more to come in Examples  Delivered initiatives Ongoing initiatives base through the new Metal Bulletin worldwide • Expand market capillarity and customer • Expose and capture the value of ores with a low alumina/silica ratio - Spot sales of BRBF with fixed price - Maximize BRBF price realization Brazilian ore index • Optimize vessel fleet distribution • Increase the production of direct reduction pellets  Increase of market capillarity and customer base  Optimization of product portfolio  100% of Carajás sales contracts based on MB 65% index  Resumption of idle pellet capacity  Optimization of vessel fleet (trip from and to Brazil)

12 Vale’s ability to adapt and position its products like no other player has boosted price realization to a new sustainable level Vale’s average price premium¹ US$/t Price Realization Pellets Adjustment 10.0 - 10.5 5.4 3.2 7.0 – 7.5 3.5 1.7 2016 2017 2018E ¹ Premium over the 62% Fe content ref erence price (includes % Fe dif f erential to 62%, premiums and pellets adjustment) ² Excludes % Fe dif f erential to 62% of US$ 2.5/t in 2018, US$ 2.5/t in 2017 and US$ 1.8/t in 2016 The Differentiation Strategy is generating up to US$ 3.0 billion2 in 2018 1.5 1.9 3.0

XVIII Analyst & Investor Tour The unique product portfolio Rogério Carneiro September 6th, 2018

14 Contents The distinctiveness of Vale’s products Main iron ore quality attributes and impacts in iron and steelmaking Vale’s Ferrous Technology Center (CTF)

15

Vale leverages its know-how in Iron Ore and Coal into the steelmaking production chain through the CTF

STEELMAKING CHAIN



Agglomeration
Ironmaking
Refining
Lumps BF and DR
Sinter feed
Pellet feed
Coal
Sintering
Pelletizing
Cokemaking
Lumps
Sinter
Pellets
Coke
Blast Furnace
DR Reactor
Hot Metal
Sponge iron (DRI)
Converter
Steel

NUMERICAL SIMULATION

Agglomeration

- Optimization of iron ore blend (linear programming)
- Neutral network sintering model
- Heat and mass balance for sintering
- Pelletizing model

Ironmaking

CFD models

Forecast of reactor internal conditions



Refining

Oxygen steelmaking model

Mass balance of refining operation for calculating steel cost and its quality

PHYSICAL SIMULATION

- Pelletizing pilot plant
- Sintering pilot plant
- Cokemaking pilot plant
- DR simulation
- Characterization resources



Lab evaluation

- Productivity
- Fuel consumption
- Quality

16 Attributes to be taken into account in the steelmaking process Al2O3 / SiO2 Alumina (Al2O3) Silica (SiO2) Phosphorous (P) Loss on ignition (LOI) Reducibility (RI) Main iron ore quality attributes and impacts in iron and steelmaking

17 Higher reducibility in the blast furnace improves efficiency of Fe formation, measured by metalization degree Efficiency of Fe formation vs. crystal size Fuel consumption vs. reducibility1 (directly correlated with metallization degree) 98 495 Increase in 96 crystal size 94 490 92 90 485 88 86 480 84 475 470 60 70 80 90 Reducibility (RI) 1 McMaster University BF Course Metallization degree (%) 10 - 40 μm 40 - 60 μm 60 - 80 μm 80 - 120 >120 BF Fuel – rate (Kg/t) Direct effect on fuel consumption and productivity in the blast furnace < 30µm IOCJ 40~70µm Australia >80µm Canada Iron ore type by crystal size (μm)

18 Loss on ignition (LOI) increases fuel consumption sintering during Fuel consumption vs. LOI 70 68 66 64 62 60 58 0 1 2 3 4 5 6 7 8 9 10 Loss on ignition (%) Coke breeze consumption (kg/t sinter) Costs, productivity and emissions are affected in the sintering process Vale’s ores have lower LOI, which lowers sinter plant fuel consumption Australian hydrated ores Brazilian ores

19 Phosphorous (P) worsens steel mechanical properties, leading to steel failures and cracking Costs vs. P content Single basic oxygen furnace with advanced de-phosphorization1 Furnace Iron ore sintering P content (%) 0.010 0.020 0.030 0.040 0.050 0.060 0.070 0.080 0.090 14 12 10 8 6 4 2 0 0.06 0.07 0.08 0.09 0.10 0.11 0.12 0.13 0.14 Hot metal P content (%) 1 Area indicates dif f erent techniques f or de-phosphorization Steel cost variation (US$/t) Costs and productivity are negatively affected in the basic oxygen furnace

20 Silica (SiO2) impacts operational stability/permeability, affecting sintering and blast furnace performance Sinter plant Blast furnace 501 500 499 498 497 496 495 <4.5% 494 493 492 491 >6.0% 230 240 250 260 270 280 290 reducibility Slag rate (kg/t) consumption, slag production, fuel emission at the sinter plant SiO2 (%) BF fuel-rate (kg/t) Silica increases additives consumption and particulates Silica increases slag rate, coke rate, CO2 emission and hampers productivity of the blast furnace Brittle sinter Optimum range Sinter with too much slag and low

21 Alumina (Al2O3) impacts slag quality Impact of Al2 O3 in the slag and viscosity °C 1390 1 Melting tem perature - LHS 1 Vis c os ity - R HS Poise 4.2 1385 4.1 1380 1375 4 1370 3.9 1365 1360 3.8 1355 3.7 1350 1345 3.6 15 15.5 16 17 18 % Al2O3 1 LHS stands f or Lef t Hand Side axis and RHS stands f or Right Hand Side axis To keep slag flowing out of the blast furnace, it is necessary to increase the thermal level, which demands more coke Upper limit – risk of high viscosity in the slag

22 Considering slag volume and quality, an optimum Al2O3/SiO2 relation exists for ironmaking operations 3.5 3.2 2.9 MG FB 2.6 2.3 2.0 1.7 1.4 1.1 0.8 0.5 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 % SiO2 calcined 1 Limit proportion betw een Al2O3 and SiO2 percentages f or an ef f icient sintering and blast f urnace operation (Japan case) % Al2O3 calcined Iron ores in the highlighted area are ideal for sintering whereas other iron ores need to be blended High alumina & low silica Pilbara Fines High alumina F Jimblebar MAC High silica & alumina FMG SS High silica FMG King Fines Yandi BHP SSFT Newman Fines BRBF Ideal SFLA IOCJ

23 Simulations1 realized in the CTF emphasize the superior performance of Vale’s ores in the steelmaking process Zero level = specs IODEX62 SiO2 +AAll22O3 Fe All22OO33 LOI PHOS SIZE 1 At current steel margins and coke prices IOCJ IOCJ BRBF BRBF Newman Newman Pilbara Blend Pilbara Blend Yandi BHP Yandi BHP FMG SS FMG SS IOCJ IOCJ BRBF BRBF Newman Newman Pilbara Blend Pilbara Blend Yandi BHP Yandi BHP FMG SS FMG SS IOCJ IOCJ BRBF BRBF Newman Newman Pilbara Blend Pilbara Blend Yandi BHP Yandi BHP FMG SS FMG SS

24 Simulations¹ realized in the CTF demonstrate the superior performance of Vale’s ores in steelmaking Sum of previously presented effects IOCJ BRBF Newman PB YANDI BHP FMG SBSlend Specs IODEX62 (zero level) 1 At current steel margins and coke prices PREMIUM PENALTIES

XVIII Analyst & Investor Tour Capturing the intrinsic value of Vale’s ore Rogério Nogueira September 6th, 2018

26 Iron ore is not a commodity, bringing many opportunities for Vale Managing product portfolio actively Monitoring and anticipating global market trends Capturing intrinsic value of Vale’s ore in product pricing Establishing the relative economic value of high grade ores

27 Iron ore is not a commodity, bringing many opportunities for Vale Managing product portfolio actively Monitoring and anticipating global market trends Capturing intrinsic value of Vale’s ore in product pricing Establishing the relative economic value of high grade ores

28

The cost reduction associated with the use of high grade ores is significant

Impact on hot metal costs[1] (high x low grade ores[2])

US$/t



Flux and burnt lime consumption
Coke breeze consumption
BF metallic burden consumption
Slag rate
RDI (Reduction degradation index)
5.9
14.6
20.5
Metallic burden impact
Coke consumption impact
Value impact on hot metal costs
$/dmt of iron ore
19.4
Value impact on high grade ores

[1] Cost differentials based only on transformation costs, not on acquisition costs; assuming coke cost of US$280/t (HCC CFR at Chinese mills of US$215/t, SSCC of US$125/t) and PCI of US$140/t

[2] High grade ore: Fe: 65%; Low grade ore: Fe: 56.6%

29

Additionally, the use of high grade ores increases blast furnace productivity

Schematics of a blast furnace


COKE
SINTER
COHESIVE ZONE
HEATED AIR
SLAG
PIG IRON

Increase in slag reduces blast furnace productivity

Impact on productivity[1]


25% Slag rate reduction
8% Volume effect
X
30% Slag volumetric share in BF burden
~20% Increase in blast furnace productivity
+
12% Permeability effect

[1] High grade ore: Fe: 64.5~65%; Low grade ore: Fe: 56.6%; slag rate of low grade ores @ 395 kg/t vs 292 kg/t for high grade ore. Considering 75% of sinter in metallic burden

30 High grade ores have a significant financial scenarios of more stringent steel margins impact even in Productivity value of high vs low-grade ores1 US$/dmt of high grade iron ore 50 100 150 Steel margin ranges (US$/t) 1 High grade ore: Fe: 65%; Low grade ore: Fe: 56.6%. 27.8 19.7 11.7

31 Leading to combined benefits of using higher x lower grade ores in every scenario of coke prices and steel margins Relative values of high to low grade ores Assumptions US$/dmt of iron ore Low demand scenarios High demand scenarios  Blast furnace capacity as the bottleneck for the calculation of productivity gains  Based on the operation of a typical Chinese mill1  Steel mills working mostly with imported ores with restrictions in Al2O3  Availability of high & low grade ores as per current supply 0 50 100 150 Steel Margins $/t (productivity driver) ¹ Typical operation: 75% Sinter + 10% Australian Lump + 15% Domestic pellet, BF Slag:B2: 1.13, MgO: 9.0%, Al2O3: 15.5% max Coke Prices $/t (cost driver) 180 230 280 330 22.5 34.2 42.2 50.3 19.4 31.1 39.1 47.2 16.2 27.9 35.9 44.0 13.1 24.8 32.8 40.9

32 Iron ore is not a commodity, bringing many opportunities for Vale Managing product portfolio actively Monitoring and anticipating global market trends Capturing intrinsic value of Vale’s ore in product pricing Establishing the relative economic value of high grade ores

33 There was a clear market opportunity to improve pricing of Vale’s blended product Main market indexes and products Products pricing the 62% Fe reference¹ Product Index Aussie share PBF NEW MAC Others BRBF 2.5 2Q18 IODEX MAC BF 1Q18 0.4 2017 12% 2.0 MBIO 2016 2015 10% 1.5 2014 2013 11% 2012 1.0 0% 20% 40% 60% 80%100% 2.0 3.0 4.0 5.0 6.0 Silica % ¹ Only f ixed-price spot sales Source: Vale analysis and PRAs (Price Reporting Agency) data Alumina % 74% 22% 77% 83% 17% 100% 95% 78% 75% 12% 12% 88% 74% 9% 16% 84% 79% 95% 73% 13% 97% 67% 34% 15% 19% 33% P Argus Newma n BRBF

34 BRBF pricing strategy improved its value perception relative to the Pilbara Blend Fines (PBF) BRBF vs. PBF differential US$/t 12.0 10.0 8.0 6.0 4.0 2.0 - 3-Apr-18 18-Apr-18 3-May-18 18-May-18 2-Jun-18 17-Jun-182-Jul-18 17-Jul-181-Aug-18 16-Aug-18 Source: Vale and PRAs (Price Reporting Agency) data

35 The recently launched index better captures the intrinsic of Vale’s BRBF value 5-Month Comparison MBIOI-62 to MBIOI-62-LA US$/t MBIOI-62 MBIOI-62-LA 76 74 72 70 68 66 64 62 60 Apr/18 May/18 Jun/18 Jul/18 Aug/18 Source: Metal Bulletin

36 Iron ore is not a commodity, bringing many opportunities for Vale Managing product portfolio actively Monitoring and anticipating global market trends Capturing intrinsic value of Vale’s ore in product pricing Establishing the relative economic value of high grade ores

37 Long term trends for supply quality reaffirm the uniqueness of Vale’s iron ore products Al/Si P % Seaborne average¹ Vale average Seaborne average¹ Vale average 0.44 0.42 0.41 0.08 0.37 0.07 0.07 2018 2020 2025 2018 2020 2025 ¹ Seaborne average excluding Vale Source: Vale database, inf o is based on marketing rounds w ith technical consultants Vale’s P levels are set to decrease, while the seaborne average¹ is increasing Vale’s average Al/Si is below the seaborne average¹ and shows a decreasing trend from now to 2025 0.07 0.07 0.06 0.36 0.32

38 Incoming supply from peers will not replace the quality of current production which is presently being depleted Supply profile¹ 2018 vs. 2025 Mtpy Lowe r contaminants Highe r contaminants 251 71 72 Al/Si: 0.51% P: 0.095% Al/Si: 0.41% P: 0.075% 45 180 32 30 55 15 14 South Flank Koodaideri Eliwana Others Total Yandi Hope Downs 1 Solomon Hub Chichester Brockman 2 Hub Others Net additions until2025 Additions to the market Depletion ¹ Seaborne excluding Brazil Source: Vale database, inf o is based on marketing rounds w ith technical consultants 80 63 24

39 Iron ore is not a commodity, bringing many opportunities for Vale Managing product portfolio actively Monitoring and anticipating global market trends Capturing intrinsic value of Vale’s ore in product pricing Establishing the relative economic value of high grade ores

40 Vale will dynamically leverage its product portfolio in order to respond to clients’ requirements and market conditions Profile of Vale’s iron ore products1 Seaborne average2 Al Si % % 4.95 2.04 6.3 5.7 5.0 5.0 2.1 1.8 1.5 2.4 1.0 2.1 0.9 0.5 IOCJ BRBF SFLA PFFT SSFT SSFG IOCJ BRBF SFLA PFFT SSFT SSFG Al/Si P % 0.07 0.41 0.07 0.07 0.86 0.06 0.06 0.37 0.04 0.30 0.18 0.21 0.02 0.16 IOCJ BRBF SFLA PFFT SSFT SSFG IOCJ BRBF SFLA PFFT SSFT SSFG ¹ Average specs of the next years 2 Seaborne excluding Vale Source: Vale database, inf o is based on marketing rounds w ith technical consultants

XVIII Analyst & Investor Tour Supply chain management Vagner Loyola September 6th, 2018

42 An extensive, flexible and dynamically managed supply chain results in higher competitiveness and margin optimization Extensive Flexible Dynamic product portfolio and Direct reduction) Margin optimization • Pellets (Blast furnace • Pellet feed • IOCJ • BRBF • SFLA • Standard sinter feed • High silica fines • Others Markets Distribution Centers 4 Integrated Production Systems in Brazil (mine-railroad-port) 22 mines 13 pelletizing plants 4 railroads and 1 waterway 4 loading ports in Brazil; 1 distribution center in Malaysia and 16 in China; ~230 Mt/year of CFR sales – more than 60% of total • China • Southeast Asia • Japan • Korea • Taiwan • Malaysia • China • MENA • Oman • Europe

43 Value over volume model is more than words, it is a new management Process Strategic instrument lever for supply chain management COI Global COI System COI Center of Excellence (CE) • Leverage the performance and capacity of main assets and processes • Develop solutions to optimize performance of the supply chain • Advanced analyses to identify opportunities and improvements in processes and products • Integrate mine to port schedules with control room monitoring • Program mine production according to Global COI plan • Optimize asset/mines allocation • Improve planning across Vale through a single process/area • Integrate and program the extended value chain (shipping, blending, marketing & sales) • Optimize vessel allocation Integrated Operations Center (COI) is a key Maximize margins through decisions based on market conditions instead of production volume goals

44 This new management model allows Vale to respond dynamically to developments in market demand Example Reduction of ~20Mtpy of high silica fines from 3Q17 onwards es revisited in the heastern Systems inventory used to quality 2017 Mine Plant Logistics in Brazil Offshore May 2nd half of the month Discussions begin on trends towards high silica discounts June 1st half of the month Mine production pla third party purchas Southern and Sout n in 5 mines and June 2nd half of the month Mining plan completely changed Beneficiation schedule completely changed First shipment contemplating the change Offshore adjust blend July 1st half of the month First sale contemplating the change

45

Shipping initiatives are offsetting the impact of IMO 2020


US$/t
Theoretical impact of US$ 200/t spread for replacing HSFO with Marine Diesel at the entire fleet
Combined effect of more efficient engines and competitive market conditions
Net effect of scrubbers on costs and savings from use of HSFO instead of Diesel
17.2
4.0
2.1
1.9
17.2
Freight cost 2Q18
Marine diesel adjustment1
Valemax G2 and Guaibamax2
Scrubbers3
Adjusted freight cost4

[1] Based on US$ 200/t spread between marine diesel price and bunker price and 0.02 bunker factor
[2] Based on 100 Mt of freight capacity for 25 Valemax G2 and 47 Guaibamax and 70% CFR sales of Iron Ore fines
[3] Based on 160 Mt of freight capacity with installed scrubbers, 0.015 bunker factor and US$ 0.30/t scrubber operational cost. Does not consider installation cash outflow
[4] Considers full fleet of Valemax G2 and Guaibamax in operation and all scrubbers installed

46 Supply chain management captured US$ 3 billion1 until 2018 by adjusting to customer demands and market conditions Vale’s average price premium2 US$/t Main accomplishments Price realization Pellets adjustment 10.0 – 10.5 5.4 3.2 1.5 1.7 7.0 – 7.5 3.5 2016 2017 2018E ¹ Does not include % Fe dif f erential to 62% of US$ 2.5/t in 2018, US$ 2.5/t in 2017 and US$ 1.8/t in 2016 ² Premium over the 62% Fe content ref erence price (includes % Fe dif f erential to 62%, premiums and pellets adjustment) 3 Renminbi 1.9 3.0  Adjustment of product portfolio by reducing high silica products  Development of a new product with low alumina  Adjustment of BRBF specification improving silica content and reducing product variability  Increase in pellets production with the resumption of São Luis, Tubarão 1 and 2 plants  Optimization of vessel fleet allocation  Increase of RMB3 sales  Blending in 16 different Chinese ports

47 Supply chain management will further contribute to margins Examples number of voyages, and increase dynamics • Increase price realization through optimizing the product mix given market • Increase capillarity through portside sales in RMB and smaller lots • Leverage sales price realization and optimize quality management • Increase assets and process productivity • Improve end-to-end process / asset performance • Reduce freight costs (ship allocation), confidence in supply of vessels • Further enhance vessel fleet, distribution and client fulfillment • Increase value chain productivity • Reduce total infrastructure costs • Increase productivity through synchronism / stability and optimize control center infrastructure • Reduce demurrage costs and freight costs • Further improve sales and operations planning process Opportunities Benefits

XVIII Analyst & Investor Tour Closing remarks Luciano Siani Pires September 6th, 2018

49 Premium product portfolio, flexibility and predictability boosted cash flow generation in 2018 % FCF Yield US$ billion 0.8 16.2 19.9% 13.9 1.2 1.0 4.2 3.6 Analysts' average EBITDA 2018¹ Working Capital Interest on loans Income tax & REFIS Investment Others² Free cash flow, net of disposals Cobalt stream Net disposal Free cash flow 1 Average of 16 institutions, as of Sep 3, 2018 2 Includes derivatives and financial instruments, interest on participative stockholders debentures, dividends and interest oncapital from associates and JVs and other loans, loans and advances receivable from non-controlling companies, dividends and interest on capital attributed to non-controlling interest, Samarco and others. 12.8% 0.6 8.9 0.7

50

The nickel business will implement several initiatives to improve operational efficiency

2Q18 EBITDA Breakeven

US$/t


13,139
6,958
6,181
535
308
6,408
COGS
By-product revenues
COGS after by-product revenues
Expenses and others¹
Premium / discounts
EBITDA break even 2Q18

2019 EBITDA Breakeven levers

- Operational stability
- Digital transformation program
- Portfolio simplification (e.g. closure of Thompson smelter and refinery in 3Q18)
- Ramp-up of Long Harbour
- Premium product portfolio
- Sudbury optimization following single furnace transition

VALE

[1] Sales expenses, R&D, Pre-operating & stoppage and other expenses

51 Copper operations in Brazil will continue to be a cash cow for our Base Metals division in 2019 2Q18 EBITDA Breakeven – Salobo US$/t 2Q18 EBITDA Breakeven – Sossego US$/t COGS By-productCOGSExpenses Premium / EBITDA break even 2Q18 COGS By-productCOGSExpenses Premium / EBITDA break even 2Q18 revenuesafter by-product revenues and others¹ discounts revenues after by-product revenues and others¹ discounts On a consolidated view, Salobo and Sossego’s joint EBITDA breakeven is US$ 2,404/t 1 Sales expenses, R&D, Pre-operating & stoppage and other expenses 3,605 17 1,722 936 769 2,669 4,069 166 3,861 3,212 483 857

52

In the coal business, the priority was the stabilization of Moatize in 2018 to guarantee a sustainable ramp-up

2Q18 Pro-forma C1 Cash Cost

US$/t


79
45
4
128
12
117
Pro-forma operational costs¹
Nacala non-operational tariff²
Other costs
Cost at Nacala Port
NLC's debt service to Vale
Pro-forma C1 cash cost 2Q18

Full ramp-up pro-forma C1 Cash Cost Guidance

US$/t


60-65
25-30
0
85-95
3 - 6
82-89
Pro-forma operational costs¹
Nacala non-operational tariff²
Other costs
Cost at Nacala Port
NLC's debt service to Vale
Pro-forma C1 cash cost guidance

[1] Includes the NLC tariff components related to fix and variable costs and excludes royalties

[2] Includes the NLC tariff components related to sustaining capex, working capital, taxes and other financial items

VALE

53 In 2019, robust cash flow can be generated even considering current breakeven levels Breakeven EBITDA2 - - - = X Price1 Volume3 Investment Others5 FCF Pellets 1 Analysts average, US$/t, as of Sep 3, 2018 2 US$/t as of 2Q18 3 As of Vale Day 2017 4 Considers 400 Mt iron ore production and the usual rate to transf orm iron ore into pellet 5 Considers w orking capital, f inancial expenses, income tax, Ref is and others 6 Hard Coking Coal market ref erence price 7 Pro-f orma C1 Cash Cost Others -US$ 0.6 bi EBITDA Coal Up to16 Mt 116.87 1656 Copper Brazil 288 Kt 2,404 7,000 Nickel 262 Kt 6,408 15,000 Iron Ore & ~US$ 8.1 bi ~US$ 3.4 bi ~US$ 4.5 bi 393 Mt4 28.8 62

54 Strong balance sheet set the basis for starting a new era of shareholder remuneration Net Debt US$ billion Shareholder remuneration US$ billion Buyback New Remuneration Policy Former Remuneration Policy 4.5 2016 2017 2018 2019 2Q17 1Q18 2Q18 Target 1.0 2.1 1.5 1.4 0.3 22.1 14.9 11.5 10.0

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Rigorous capital allocation will pave the way for future growth

Engineering, economics and funding solved

São Luís, Tubarão I and II pellet plants

- Up to 13.7 Mtpy of pellet capacity
- Delivered ahead of schedule and on budget

DELIVERED

VBME

- Cobalt stream is equivalent to 40% of the estimated VBME nominal capex of US$ 1.7 billion
- Vale remains exposed to approximately 40% of future cobalt production

Salobo III

- FEL 3 to be concluded in 3Q18. Expected approval: 4Q18
- ~50 Ktpy on average for the first five years
- ~60% of the investment or US$ 600 million to be financed through the announced gold stream transaction with Wheaton Precious Minerals

Study phase

Optionality

- Oman pellet expansion
- Indonesia expansion
- Victor
- Alemão
- Onça Puma 2nd furnace
- Sudbury exploration
- Moatize Expansion
- Hu'u

VALE

56

On top of minimum dividend Vale will explore options for shareholder return in a disciplined way

Accumulated FCF

- **Minimum Dividend (30% of EBITDA - Sust.)[1]**
  - Equivalent to ~50% of FCF[1]
- **Extraordinary Dividends or Buybacks**
  - Additional return to shareholders
  - Upside for share appreciation
- **Growth Opportunities**
  - Salobo III ~8,000 US$/ton[2]
  - 2nd Furnace Onça Puma ~11,000 US$/ton
  - Oman Expansion ~ 30 US$/ton
  - Marginal Capex
- **Bolt-on Acquisitions**
  - Energy
  - Southern System
- **Other Liabilities Optimization**
  - MBR
  - Pricing of energy contracts

[1] 30% x (Adjusted EBITDA – Sustaining Investments). Approximately 50% of FCF
[2] Based on average volume of the first five years (~50kt). Net of Wheaton Precious Minerals contribution of US$ 600 million

VALE

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 06, 2018		Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations

58